Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 7, 2023

Relating to Preliminary Prospectus dated February 6, 2023

Registration No. 333-269307

SONNET BIOTHERAPEUTICS HOLDINGS, INC.

Free Writing Prospectus

This free writing prospectus relates to Sonnet Biotherapeutics Holdings, Inc. (the “Sonnet,” “Company,” “we,” “our” or “us”) and should be read together with the preliminary prospectus dated February 6, 2023 (the “Preliminary Prospectus”), included in the Registration Statement on Form S-1 (Registration No. 333-269307) (the “Registration Statement”) relating to the offering of securities of the Company.

The Company has filed the Registration Statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by contacting Chardan, 17 State Street, Suite 2130, New York, New York 10004, at (646) 465-9000, or by email at prospectus@chardan.com.

To review a filed copy of the Preliminary Prospectus, you may also click on the following link:

https://www.sec.gov/Archives/edgar/data/1106838/000149315223003613

The following information updates and supersedes the information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith, or was prepared based on assumptions that are inconsistent with the information below.

Sonnet Biotherapeutics Holdings, Inc.

Public Offering of

Shares of Common Stock

Pre-Funded Warrants to Purchase Shares of Common Stock

Common Warrants to Purchase Shares of Common Stock

Shares of Common Stock underlying the Pre-Funded Warrants and Common Warrants

(the “Offering”)

Issuer:	Sonnet Biotherapeutics Holdings, Inc., a Delaware corporation

Ticker/Exchange for common stock:	SONN/The Nasdaq Capital Market

Title of securities:

Common Stock, par value $0.0001 per share

Pre-Funded Warrants to Purchase Shares of Common Stock

Common Warrants to Purchase Shares of Common Stock

Shares of Common Stock underlying the Pre-Funded Warrants

and Common Warrants

Leak-Out Provision:

Certain investors in this offering may enter into a Leak-Out Agreement with the Company (each, a “Leak-Out Agreement” and collectively, the “Leak-Out Agreements”) wherein each investor who is a party to a Leak-Out Agreement (together with certain of its affiliates) will agree not to sell, dispose or otherwise transfer, directly or indirectly (including, without limitation, any sales, short sales, swaps or any derivative transactions that would be equivalent to any sales or short positions), on any trading day from the date of the Leak-Out Agreements and ending at 4:00 p.m. (New York City time) on March 24, 2023, shares of common stock, or shares of common stock underlying common stock equivalents held by such investor on, or acquired by such investor following, the date of the Leak-Out Agreements, in an amount more than its pro rata portion of 25% of the cumulative trading volume of the common stock (which cumulative trading volume shall include pre-market, market and post-market trading volume for such date), subject to certain exceptions. This restriction will not apply to any actual “long” (as defined in Regulation SHO promulgated under the Securities Exchange Act of 1934, as amended) sales by such investor (together with certain of its affiliates) (i) at a price per share of more than $1.00 (in each case, as adjusted for stock splits, stock dividends, stock combinations, recapitalizations or other similar events) and (ii) purchased in open market transactions by such investor (together with certain of its affiliates) during the restricted period. Further, this restriction will not apply to sales or transfers of any such shares of common stock in transactions which do not need to be reported on the Nasdaq consolidated tape so long as the purchaser or transferee executes and delivers a Leak-Out Agreement. After such sale or transfer, future sales of the securities covered by the Leak-Out Agreement by the original owner (together with certain of its affiliates) and the purchaser or transferee will be aggregated to determine compliance with the terms of the Leak-Out Agreements.

Underwriters:	Chardan and EF Hutton, a division of Benchmark Investments, LLC